December 9, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Laura Hatch

The Huntington Funds

SEC File No. 811-05010

Dear Ms. Hatch:

Below please find our responses to your comments on Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A dated May 2, 2011 (“Registration Statement”) and the Registrant’s Certified Shareholder Report on Form N-CSR dated December 31, 2010 (“Annual Report”).

Registration Statement

Comment: The principal investment strategy of the Dividend Capture Fund should be revised to state that the Fund will invest at least 80% of its assets in dividend-paying stocks.

Response: The requested change will be made at the time of the Fund’s next annual prospectus update effective in May 2012.

Comment: The expense example for the Global Select Markets Fund should be recalculated so that the expense waiver is only included in the first year.

Response: The waiver was inadvertently included for the entire period. This has been noted and will be corrected going forward.

Annual Report

Comment: On page 153 of the Annual Report, the note regarding the gross notional amount of options outstanding should be revised to depict the average quarterly notional value.

Response: The note was discussed with the registrant’s independent accountant at the time of the filing of the report. At that time, the accountant advised that the note was in compliance with relevant requirements but suggested that the quarterly notional value be disclosed in future reports. The requested change will be made on reports going forward.

If you have any additional questions, or need additional information, please contact me at 317-964-6149.

Sincerely,

Robert W. Silva

Treasurer

cc:	Mr. David R. Carson, Chief Compliance Officer